

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Harry Simeonidis
Chief Executive Officer and President
Intelligent Bio Solutions Inc.
142 West 57th Street, 11th Floor
New York, New York 10019

> **Re: Intelligent Bio Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed June 6, 2023**
> **File No. 333-272463**

Dear Harry Simeonidis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Johnathan C. Duncan, Esq.